Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

June 27, 2019

VIA EDGAR

Mr. James E. O’Connor

Mr. Jeffrey W. Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Saratoga Investment Corp.
Registration Statement on Form N-2 (File No. 333-227116)

Dear Messrs. O’Connor and Long:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on June 13, 2019 and June 18, 2019, regarding the Company’s Registration Statement on Form N-2 (File No. 333-227116) filed on May 13, 2019 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where reference is made to revisions that will be made in a subsequent post-effective amendment to the Registration Statement, such revisions will be reflected in post-effective amendment number 4 to the Registration Statement.

Legal Comments

1.

Comment: The Staff suggests that it would be helpful to investors if the Company included in the introductory paragraph of the summary section of the prospectus a brief notice of the fact that, henceforth, the prospectus will be incorporating by reference significant information that had previously been included in the prospectus. The Staff further suggests that the Company may wish to include disclosure similar to the following: “In accordance with the Small Business Credit Availability Act, we are now allowed to ‘incorporate by reference’ information that we had previously included in the prospectus. This means that we can disclose information to you by referring to other reports that we have filed with the SEC that contain that information. The information incorporated by reference is considered to comprise part of this prospectus from the date we file that other report with the SEC. Any other reports filed by us with the SEC subsequent to the date of this filing and before the date that any offering of any securities by means of this prospectus is terminated will update or supersede any information contained in this prospectus. See ‘Incorporation by Reference,’ page __.”

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission June 27, 2019 Page 2

2.

Comment: In the portion of the “Valuation” section reading, “our board of directors discusses the valuations and approves the fair value of each investment in good faith based on the input of our investment adviser, independent valuation firm (if applicable) and audit committee,” please explain what is meant by “if applicable.”

Response: The Company advises the Staff on a supplemental basis that the “if applicable” language has been inserted to account for the fact that while each of the Company’s’ portfolio investments are reviewed by an independent valuation firm at least once per fiscal year, not all of the investments are reviewed by an independent valuation firm each quarter.

3.	Comment: In the section, “The Offering,” please correct the “Administration Agreement” heading.

Response: The Company advises the Staff that the headings in the section “The Offering” are all correct.

4.

Comment: In the section, “The Offering,” please reinstate the disclosure describing the “Administration Agreement,” and in particular, the description of the reviews that will be undertaken by the Board.

Response: The Company advises the Staff that the requested disclosure is currently included under the heading “Administration Agreement.”

5.

Comment: In a March 15, 2019 speech entitled “Applying a Principles-Based Approach to Disclosing Complex, Uncertain and Evolving Risks,” Corp Fin Director William Hinman observed that a well-written Management’s Discussion and Analysis of Financial Condition and Results of Operations section (“MD&A”) “allows investors to understand how management is positioning the company in the face of uncertainties.” While he used Brexit to frame his comments, his observations about providing disclosure that helps investors understand how management assesses the company’s exposure, including steps to manage and mitigate risk, are equally valid to the anticipated 2021 LIBOR phase-out. Given the nature of the Company’s direct lending activities, the Staff believe additional disclosure on this topic is warranted in the Company’s risk factor entitled, “The interest rates of our floating-rate loans to our portfolio companies that extend beyond 2021 might be subject to change based on recent regulatory changes.” With a view to enhanced risk, MD&A, and Business disclosures, please explain how management is positioning the Company to deal with the transition.    Potential responsive items might include, for example:

•	Do the Company’s investments include fall-back language?

•	What sort of fall-back language is included and how does it go into effect?

•	What sorts of spread adjustment mechanisms are being negotiated—how will they work and what issues are being encountered?

•	How does the Company adjust for differences between LIBOR and the Company’s alternative reference rate and ensure zero value transfer when the switch to the alternative rate is made?

•	What approximate percentage of existing investments don’t have fall-back language?

•	For investments without fall back language, what are the risks to the Company’s portfolio valuations and interest income and what is the Company doing to manage the risk?

U.S. Securities and Exchange Commission June 27, 2019 Page 3

•	What are the potential impacts to the Company’s portfolio valuations and interest income going forward as a result of the transition from LIBOR to an alternative reference rate?

These questions are examples only. Ultimately the Company’s disclosure should focus on the key issues as management sees them and include the steps management is taking to address the transition.

Response: The Company advises the Staff on a supplemental basis that its loan agreements provide, in pertinent part, that in the event that the LIBOR Rate is no longer available or published on a current basis or no longer made available or used for determining the interest rate of loans, the Company’s administrative agent that manages its loans will generally select a comparable successor rate; provided that (i) to the extent a comparable or successor rate is approved by the administrative agent, the approved rate shall be applied in a manner consistent with market practice; and (ii) to the extent such market practice is not administratively feasible for the administrative agent, such approved rate shall be applied as otherwise reasonably determined by the administrative agent.    The Company will update its disclosure accordingly in the risk factor entitled, “The interest rates of our floating-rate loans to our portfolio companies that extend beyond 2021 might be subject to change based on recent regulatory changes.”

6.

Comment: Please add the following disclosure to the risk factor entitled “We may have difficulty paying our required distributions if we recognize income before or without receiving cash in respect of such income”: “Because original issue discount will be included in the Company’s “investment company taxable income” for the year of the accrual, we may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to RICs, even where we have not received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may become subject to corporate-level income tax. Additionally, because investments with a deferred payment feature may have the effect of deferring a portion of the borrower’s payment obligation until maturity of the debt investment, it may be difficult for us to identify and address developing problems with borrowers in terms of their ability to repay us.”

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

7.	Comment: In the dividend declaration chart, please provide a fifth column that discloses the percentage of each dividend declared that was paid in cash.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

8.

Comment: In the section “Critical Accounting Policies – Investment Valuation,” please disclose how frequently and in what circumstances the Company uses a third-party independent valuation firm to value each of its CLO securities held directly or indirectly through its subsidiaries. Please also disclose how frequently and in what circumstances the Company uses a third-party independent valuation firm to value its “Level 3” assets.

U.S. Securities and Exchange Commission June 27, 2019 Page 4

Response: The Company advises the Staff on a supplemental basis that it uses a third-party independent valuation firm to value its investment in the subordinated notes of Saratoga CLO and the Class F-R-2 Notes and Class G-R-2 Notes tranches of the Saratoga CLO every quarter. The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement to reflect the foregoing. In addition, as disclosed in the Registration Statement, an independent valuation firm engaged by our board of directors independently reviews a selection of the preliminary valuations prepared by the Company’s investment adviser each quarter so that the valuation of each investment for which market quotes are not readily available is reviewed by the independent valuation firm at least once each fiscal year.

9.

Comment: Please amend the penultimate sentence of the second paragraph of the section “Regulation – Business Development Company Regulations” to read, “The 150% asset coverage ratio became effective on April 16, 2019.”

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

10.

Comment: Please amend the third sentence in the section “Regulation – Co-Investment” to read, “The staff of the SEC has, however, granted no-action relief to third parties permitting purchases of a single class of privately-placed securities provided that the adviser negotiates no term other than price and certain other conditions are met.”

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

11.

Comment: Pursuant to Item F.3.a(1) and (2) of Proposed Form N-2, in the “Incorporation by Reference” section, please delete the references to the 2018 quarterly reports and include a reference to the Form 10-K filed for 2018. If the Company has filed a Form 10-Q for the first quarter of 2019, please also include a reference to that filing. If the Company has filed any definitive proxy statements and/or any current reports on Form 8-K since the end of period covered by the 2018 10-K, please include those as well.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

12.	Comment: Under Item 34 (“Undertakings”), please preface undertaking 4(f) with, “The Registrant hereby undertakes.”

Response: The Company advises the Staff that undertaking 4 is currently prefaced with the requested language.

U.S. Securities and Exchange Commission June 27, 2019 Page 5

13.	Comment: Please explain to the Staff on a supplemental basis why the Company refers to 497(h) rather than 424(b)(1) in the “Incorporation by Reference” section.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement to make reference to 424(b)(1).

Accounting Comments

14.	Comment: Please provide us with support for the calculations used in the examples set forth in the “Fees and Expenses” section.

Response: The Company has provided the Staff with the requested support reflecting its calculations for the examples set forth in the Fees and Expenses section.

15.

Comment: The Staff refers to the portfolio companies table beginning on page 117 of the Registration Statement. Please include the business address of each of the Company’s portfolio companies as required by Item 8.6.a of Form N-2.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

16.	Comment: Please disclose to the Staff on a supplemental basis what percentage of the Company’s assets are invested in unitranche loans.

Response: The Company advises the Staff that approximately 10% of the Company’s assets are invested in unitranche loans.

17.

Comment: In the financial statements, please include a stock performance graph comparing the Company’s stock performance to public and peer industry groups as required by Item 201 of Regulation S-K, or provide an explanation as to why such a comparison is not possible.

Response: The Company advises the Staff that it will revise its disclosure on a going-forward basis in response to the Staff’s comment.

18.	Comment: In the Company’s Statement of Assets and Liabilities, please disclose any cash separately as required by Item 604 of Regulation S-X.

Response: The Company advises the Staff on a supplemental basis that it does disclose its cash separately as required by Item 604 of Regulation S-X both on the face of the balance sheet and in the footnotes to the financial statements under the headings “cash and cash equivalents”, and “cash and cash equivalents, reserve accounts”.

*    *    *    *    *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

U.S. Securities and Exchange Commission June 27, 2019 Page 6

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Henri J. Steenkamp, Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer, Saratoga Investment Corp.
Steve B. Boehm, Eversheds Sutherland (US) LLP